UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Ellomay Capital Ltd.

(Name of Issuer)

Ordinary Shares, NIS 10.00 par value per share

(Title of Class of Securities)

M39927120

(CUSIP number)

Kanir Joint Investments (2005) Limited Partnership

c/o Ilan Zohar, Adv.

Zohar & Co.

6 Tiomkin Street

Tel Aviv 65783, Israel

Tel: +972-3-560-2420

(Name, address and telephone number of person

authorized to receive notices and communications)

November 30, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

SCHEDULE 13D/A

CUSIP No. M39927120

1.	Names of Reporting Persons Kanir Joint Investments (2005) Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -
	8.	SHARED VOTING POWER 6,338,266*
	9.	SOLE DISPOSITIVE POWER -
	10.	SHARED DISPOSITIVE POWER 5,356,878*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,786,397*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%*
14.	TYPE OF REPORTING PERSON PN

 ______________________

* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Nechama Reporting Persons.

2

SCHEDULE 13D/A

CUSIP No. M39927120

1.	Names of Reporting Persons Kanir Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -
	8.	SHARED VOTING POWER 6,338,266*
	9.	SOLE DISPOSITIVE POWER -
	10.	SHARED DISPOSITIVE POWER 5,356,878*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,786,397*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%*
14.	TYPE OF REPORTING PERSON CO, HC

 ______________________

* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Nechama Reporting Persons.

3

SCHEDULE 13D/A

CUSIP No. M39927120

1.	Names of Reporting Persons Menahem Raphael
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 454,524
	8.	SHARED VOTING POWER 6,338,266*
	9.	SOLE DISPOSITIVE POWER 454,524
	10.	SHARED DISPOSITIVE POWER 5,356,878*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,240,921*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%*
14.	TYPE OF REPORTING PERSON IN, HC

 ______________________

* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Nechama Reporting Persons.

4

SCHEDULE 13D/A

CUSIP No. M39927120

1.	Names of Reporting Persons Ran Fridrich
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 116,787
	8.	SHARED VOTING POWER 6,338,266*
	9.	SOLE DISPOSITIVE POWER 116,787
	10.	SHARED DISPOSITIVE POWER 5,356,878*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,903,184*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%*
14.	TYPE OF REPORTING PERSON IN, HC

______________________

* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Nechama Reporting Persons.

5

SCHEDULE 13D/A

CUSIP No. M39927120

1.	Names of Reporting Persons S. Nechama Investments (2008) Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -
	8.	SHARED VOTING POWER 6,338,266*
	9.	SOLE DISPOSITIVE POWER -
	10.	SHARED DISPOSITIVE POWER 5,356,878*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,551,869*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%*
14.	TYPE OF REPORTING PERSON CO

______________________

*Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Nechama Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Kanir Reporting Persons. The Nechama Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Kanir Reporting Persons.

6

SCHEDULE 13D/A

CUSIP No. M39927120

1.	Names of Reporting Persons Shlomo Nechama
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 464,973
	8.	SHARED VOTING POWER 6,338,266*
	9.	SOLE DISPOSITIVE POWER 464,973
	10.	SHARED DISPOSITIVE POWER 5,356,878*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,016,842*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.6%*
14.	TYPE OF REPORTING PERSON IN, HC

______________________

*Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Nechama Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Kanir Reporting Persons. The Nechama Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Kanir Reporting Persons.

7

SCHEDULE 13D/A

CUSIP No. M39927120

1.	Names of Reporting Persons Bonstar Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 233,257
	8.	SHARED VOTING POWER -
	9.	SOLE DISPOSITIVE POWER 233,257
	10.	SHARED DISPOSITIVE POWER -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,257
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (see Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *2.2%
14.	TYPE OF REPORTING PERSON CO

8

SCHEDULE 13D/A

CUSIP No. M39927120

1.	Names of Reporting Persons Joseph Mor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -
	8.	SHARED VOTING POWER 408,257
	9.	SOLE DISPOSITIVE POWER -
	10.	SHARED DISPOSITIVE POWER 408,257
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 408,257
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (see Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *3.8%
14.	TYPE OF REPORTING PERSON IN, HC

9

SCHEDULE 13D/A

CUSIP No. M39927120

1.	Names of Reporting Persons Ishay Mor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -
	8.	SHARED VOTING POWER 408,257
	9.	SOLE DISPOSITIVE POWER -
	10.	SHARED DISPOSITIVE POWER 408,257
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 408,257
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (see Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *3.8%
14.	TYPE OF REPORTING PERSON IN, HC

10

This Amendment No. 9 to Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed by Kanir LP and Kanir Ltd. on November 14, 2005, as amended on February 21, 2008, on March 11, 2008, on March 31, 2008, on May 6, 2008, on January 26, 2009, on May 18, 2009, on November 17, 2010 and on December 22, 2010.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

The Distribution Shares (as defined in Item 5 below) were distributed by Kanir LP to certain of its limited partners, as more fully described in Item 5 below. Kanir LP transferred 55,043 Ordinary Shares to Mr. Ran Fridrich in consideration for the setoff of a certain debt in the amount of $390,840 that was owed to Mr. Fridrich.

Item 4.  Purposes of Transaction

Item 4 is hereby amended by adding the following:

The purchases described in this Amendment were made for investment purposes.

Item 5.  Interest in the Securities of the Issuer

Item 5 is amended and restated as follows:

(a), (b) See the responses to Items 7 through 11 and 13 of the cover pages to this Schedule 13D.

The ownership percentages set forth in this Amendment are based on 10,692,371 Ordinary Shares outstanding as of May 1, 2013 (as reported in the Issuer's Form 6-K as filed with the SEC on May 13, 2013) (which does not include a total of 85,655 Ordinary Shares held as treasury shares under Israeli law, all of which were repurchased by the Issuer). Such ownership numbers include: (A) the distribution of Ordinary Shares by Kanir LP to certain of its limited partners on November 30, 2011 in the following amounts: (i) 140,010 Ordinary Shares distributed to Mr. Menahem Raphael, and an additional 314,514 Ordinary Shares distributed to a BVI private company, which is wholly-owned by Mr. Raphael, (ii) 140,010 Ordinary Shares distributed to Mr. Ran Fridrich, and (iii) 148,567 Ordinary Shares distributed to Bonstar Investments Ltd. (collectively, the "Distribution Shares") and (B) 55,043 Ordinary Shares transferred to Mr. Ran Fridrich on May 9, 2013 in consideration for the setoff of a certain debt in the amount of $390,840 that was owed to Mr. Fridrich.

During June, 2013 Mr. Ran Fridrich sold 86,823 Ordinary Shares in various transactions on the NYSE MKT at an approximate weighted average price per share of $7.57.

Kanir LP currently holds 2,786,397 Ordinary Shares, which constitutes approximately 26.1% of the outstanding Ordinary Shares.  Kanir Ltd. in its capacity as the general partner of Kanir LP has the voting and dispositive power over the Ordinary Shares directly beneficially owned by Kanir LP.  As a result, Kanir Ltd. may be deemed to indirectly beneficially own the Ordinary Shares beneficially owned by Kanir LP.  Messrs. Raphael and Fridrich are the sole directors of Kanir Ltd.  As a result, they may be deemed to indirectly beneficially own the Ordinary Shares beneficially owned by Kanir LP.  Messrs. Raphael and Fridrich disclaim beneficial ownership of such Ordinary Shares.

Nechama Investments currently holds 3,551,869 Ordinary Shares, which constitutes approximately 33.2% of the outstanding Ordinary Shares, and Mr. Nechama currently holds 464,973 Ordinary Shares, which constitute approximately 4.35% of the outstanding Ordinary Shares. On December 2, 2010, Mr. Nechama exercised his remaining warrants and received 423,677 Ordinary Shares. Mr. Nechama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any Ordinary Shares beneficially owned by Nechama Investments, which constitute 37.6% of the outstanding Ordinary Shares in the aggregate.

11

By virtue of the 2008 Shareholders Agreement, the Kanir Reporting Persons and the Nechama Reporting Persons may be deemed to be members of a group that holds shared voting power with respect to 6,338,266 does Ordinary Shares, which constitutes approximately 59.3% of the outstanding Ordinary Shares, and holds shared dispositive power with respect to 5,356,878 Ordinary Shares (the so-called “Restricted Shares” under the 2008 Shareholders Agreement), which constitute 50.1% of the outstanding Ordinary Shares.  Accordingly, Mr. Nechama may be deemed to beneficially own approximately 63.6% of the Outstanding Ordinary Shares, Mr. Raphael may be deemed to beneficially own approximately 63.5% of the Outstanding Ordinary Shares and Mr. Fridrich may be deemed to beneficially own approximately 60.37% of the Outstanding Ordinary Shares. Each of the Kanir Reporting Persons disclaims beneficial ownership of the Ordinary Shares beneficially owned by any of the Nechama Reporting Persons, and each of the Nechama Reporting Persons disclaims beneficial ownership of the Ordinary Shares beneficially owned by any of the Kanir Reporting Persons.

Messrs. Joseph Mor and Ishay Mor currently beneficially own 175,000 Ordinary Shares held by a company jointly owned by them and 233,257 Ordinary Shares held by Bonstar, which together constitute approximately 3.82% of the outstanding Ordinary Shares. Bonstar is also a limited partner of Kanir LP and assisted Kanir LP in the financing of the purchase of some of its Ordinary Shares.  Accordingly, Bonstar may be deemed to be a member of a group with Kanir LP, although there are no agreements between them with respect to the Ordinary Shares beneficially owned by each of them.  The Bonstar Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by any of the other Reporting Persons, and such Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Bonstar Reporting Persons.

(c)           See Item 5(a) and 5(b) above. Except as described in this Amendment, no transactions in the Ordinary Shares were effected by the Reporting Persons since the most recent amendment of Schedule 13D.

(d)           Not applicable.

(e)           Not applicable.

12

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 29, 2013

KANIR JOINT INVESTMENTS (2005) LIMITED PARTNERSHIP

By: KANIR INVESTMENTS LTD., its General Partner

By: /s/ Menahem Raphael

Name: Menahem Raphael

Title: Director

By: /s/ Ran Fridrich

Name: Ran Fridrich

Title: Director

KANIR INVESTMENTS LTD.

By: /s/ Menahem Raphael

Name: Menahem Raphael

Title: Director

By: /s/ Ran Fridrich

Name: Ran Fridrich

Title: Director

/s/ Menahem Raphael

Menahem Raphael

/s/ Ran Fridrich

Ran Fridrich

S. NECHAMA INVESTMENTS (2008) LTD.

By: /s/ Shlomo Nechama

Name: Shlomo Nechama

Title: Director

/s/ Shlomo Nechama___________________

Shlomo Nechama

13

BONSTAR INVESTMENTS LTD.

By: /s/ Joseph Mor

Name: Joseph Mor

Title: Director

/s/ Joseph Mor_________________________

Joseph Mor

/s/ Ishay Mor_________________________

Ishay Mor

14